SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 14 July 2023

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 03 July 2023
99.2	Total Voting Rights dated 03 July 2023
99.3	Transaction in Own Shares dated 04 July 2023
99.4	Transaction in Own Shares dated 05 July 2023
99.5	Transaction in Own Shares dated 06 July 2023
99.6	Transaction in Own Shares dated 07 July 2023
99.7	Transaction in Own Shares dated 10 July 2023
99.8	Transaction in Own Shares dated 11 July 2023
99.9	Transaction in Own Shares dated 12 July 2023
99.10	Transaction in Own Shares dated 13 July 2023
99.11	Transaction in Own Shares dated 14 July 2023

Exhibit No: 99.1

03 July 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 30 June 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	30 June 2023

Aggregate number of ordinary shares purchased:	69,901

Lowest price paid per share:	£ 53.8600

Highest price paid per share:	£ 54.7000

Average price paid per share:	£ 54.4434

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 170,237,875 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6419E_1-2023-6-30.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson(+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 69,901 (ISIN: GB00BHJYC057)

Date of purchases: 30 June 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	69,901
Highest price paid (per ordinary share)	£ 54.7000
Lowest price paid (per ordinary share)	£ 53.8600
Volume weighted average price paid(per ordinary share)	£ 54.4434

Exhibit No: 99.2

InterContinental Hotels Group PLC (the "Company")

Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 30 June 2023, its issued share capital consists of 177,744,657 ordinary shares of 20 340/399 pence each, of which 7,506,782 ordinary shares are held in treasury. Therefore, the total number of voting rights in the Company is 170,237,875.

All ordinary shares of the Company purchased by the Company since the last Disclosure and Transparency Rule 5.6.1 announcement made on 1 June 2023, which are subject to cancellation, have been treated as cancelled for the purposes of these calculations.  The relevant purchases of ordinary shares by the Company are in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 and pursuant to instructions issued by the Company as announced on 21 February 2023.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
General Counsel & Company Secretary

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1753 972 000

Exhibit No: 99.3

04 July 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 03 July 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	03 July 2023

Aggregate number of ordinary shares purchased:	194,325

Lowest price paid per share:	£ 53.7200

Highest price paid per share:	£ 55.1600

Average price paid per share:	£ 54.1875

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 170,043,550 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8326E_1-2023-7-3.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 194,325 (ISIN: GB00BHJYC057)

Date of purchases: 03 July 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	104,498	55,598	22,621	11,608
Highest price paid (per ordinary share)	£ 55.1600	£ 55.1600	£ 55.1600	£ 55.1600
Lowest price paid (per ordinary share)	£ 53.7200	£ 53.7200	£ 53.7200	£ 54.1200
Volume weighted average price paid(per ordinary share)	£ 54.1442	£ 54.2162	£ 54.1420	£ 54.5282

Exhibit No: 99.4
05 July 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 04 July 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	04 July 2023

Aggregate number of ordinary shares purchased:	145,925

Lowest price paid per share:	£ 53.9400

Highest price paid per share:	£ 54.4000

Average price paid per share:	£ 54.1307

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 169,897,625 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9787E_1-2023-7-4.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 145,925 (ISIN: GB00BHJYC057)

Date of purchases: 04 July 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	83,462	30,057	22,125	10,281
Highest price paid (per ordinary share)	£ 54.3800	£ 54.4000	£ 54.3800	£ 54.3400
Lowest price paid (per ordinary share)	£ 53.9400	£ 53.9400	£ 53.9400	£ 53.9400
Volume weighted average price paid(per ordinary share)	£ 54.1280	£ 54.1388	£ 54.1304	£ 54.1301

Exhibit No: 99.5

06 July 2023
InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 05 July 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	05 July 2023

Aggregate number of ordinary shares purchased:	180,956

Lowest price paid per share:	£ 53.3000

Highest price paid per share:	£ 54.0800

Average price paid per share:	£ 53.5884

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 169,716,669 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1140F_1-2023-7-5.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 180,956 (ISIN: GB00BHJYC057)

Date of purchases: 05 July 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	95,450	53,353	21,846	10,307
Highest price paid (per ordinary share)	£ 54.0800	£ 54.0200	£ 54.0000	£ 53.9600
Lowest price paid (per ordinary share)	£ 53.3000	£ 53.3000	£ 53.3000	£ 53.3000
Volume weighted average price paid(per ordinary share)	£ 53.5929	£ 53.5793	£ 53.5882	£ 53.5937

Exhibit No: 99.6

07 July 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 06 July 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	06 July 2023

Aggregate number of ordinary shares purchased:	187,150

Lowest price paid per share:	£ 52.0400

Highest price paid per share:	£ 53.1800

Average price paid per share:	£ 52.4084

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 169,529,519 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2656F_1-2023-7-6.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 187,150 (ISIN: GB00BHJYC057)

Date of purchases: 06 July 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	102,166	53,189	21,989	9,806
Highest price paid (per ordinary share)	£ 53.1800	£ 53.1800	£ 53.1600	£ 53.1200
Lowest price paid (per ordinary share)	£ 52.0400	£ 52.0400	£ 52.0400	£ 52.0400
Volume weighted average price paid(per ordinary share)	£ 52.3731	£ 52.4918	£ 52.3833	£ 52.3799

Exhibit No: 99.7

10 July 2023
InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 07 July 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023

Date of purchase:	07 July 2023

Aggregate number of ordinary shares purchased:	178,243

Lowest price paid per share:	£ 52.0600

Highest price paid per share:	£ 52.6800

Average price paid per share:	£ 52.4521

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 169,351,276 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4127F_1-2023-7-7.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 178,243 (ISIN: GB00BHJYC057)

Date of purchases: 07 July 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	93,282	50,333	23,736	10,892
Highest price paid (per ordinary share)	£ 52.6800	£ 52.6600	£ 52.6600	£ 52.6600
Lowest price paid (per ordinary share)	£ 52.0800	£ 52.0600	£ 52.0800	£ 52.1200
Volume weighted average price paid(per ordinary share)	£ 52.4811	£ 52.3765	£ 52.4846	£ 52.4826

Exhibit No: 99.8

11 July 2023
InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 10 July 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	10 July 2023

Aggregate number of ordinary shares purchased:	197,715

Lowest price paid per share:	£ 52.1000

Highest price paid per share:	£ 53.2800

Average price paid per share:	£ 52.8158

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 169,153,561 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5709F_1-2023-7-10.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 197,715 (ISIN: GB00BHJYC057)

Date of purchases: 10 July 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	105,785	57,000	23,947	10,983
Highest price paid (per ordinary share)	£ 53.2600	£ 53.2600	£ 53.2800	£ 53.2600
Lowest price paid (per ordinary share)	£ 52.1000	£ 52.1000	£ 52.1400	£ 52.1800
Volume weighted average price paid(per ordinary share)	£ 52.8743	£ 52.6828	£ 52.8601	£ 52.8459

Exhibit No: 99.9
12 July 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 11 July 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	11 July 2023

Aggregate number of ordinary shares purchased:	196,814

Lowest price paid per share:	£ 52.5200

Highest price paid per share:	£ 53.3200

Average price paid per share:	£ 52.8889

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 168,956,747 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7114F_1-2023-7-11.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 196,814 (ISIN: GB00BHJYC057)

Date of purchases: 11 July 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	106,144	57,000	24,000	9,670
Highest price paid (per ordinary share)	£ 53.3200	£ 53.3200	£ 53.3200	£ 53.3000
Lowest price paid (per ordinary share)	£ 52.5200	£ 52.5400	£ 52.5200	£ 52.5400
Volume weighted average price paid(per ordinary share)	£ 52.9134	£ 52.8293	£ 52.9204	£ 52.8932

Exhibit No: 99.10

13 July 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 12 July 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	12 July 2023

Aggregate number of ordinary shares purchased:	202,411

Lowest price paid per share:	£ 53.0600

Highest price paid per share:	£ 54.6400

Average price paid per share:	£ 54.0452

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 168,754,336 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8566F_1-2023-7-12.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 202,411 (ISIN: GB00BHJYC057)

Date of purchases: 12 July 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	109,846	58,000	24,709	9,856
Highest price paid (per ordinary share)	£ 54.6400	£ 54.3600	£ 54.6400	£ 54.6400
Lowest price paid (per ordinary share)	£ 53.0800	£ 53.0600	£ 53.0800	£ 53.1800
Volume weighted average price paid(per ordinary share)	£ 54.1577	£ 53.7825	£ 54.1336	£ 54.1153

Exhibit No: 99.11

14 July 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 13 July 2023 it purchased the following number of its ordinary shares of 20 340/399  pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	13 July 2023

Aggregate number of ordinary shares purchased:	212,273

Lowest price paid per share:	£ 53.7600

Highest price paid per share:	£ 54.2600

Average price paid per share:	£ 54.0446

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 168,542,063 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9949F_1-2023-7-13.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 212,273 (ISIN: GB00BHJYC057)

Date of purchases: 13 July 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	115,466	60,000	25,942	10,865
Highest price paid (per ordinary share)	£ 54.2400	£ 54.2400	£ 54.2600	£ 54.2400
Lowest price paid (per ordinary share)	£ 53.7600	£ 53.9400	£ 53.7800	£ 53.7800
Volume weighted average price paid(per ordinary share)	£ 54.0282	£ 54.0884	£ 54.0242	£ 54.0258

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	14 July 2023